Exhibit 99.7

Technical Report on the Palmilla Gold Project
11 December 2012

CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Ontario Securities Commission

And to:	Petaquilla Minerals Ltd.

Re:	Technical Report on the Palmilla Gold Project dated December 11, 2012

I, Réjean Sirois, am Vice President, Geology and Resources, at G Mining Services Inc., 1950 Boulevard Taschereau, D Building, Suite 200, Brossard, Québec J4X 1C2, and do hereby certify that:

1.

I consent to the public filing of the aforementioned Technical Report prepared for Petaquilla Minerals Ltd., titled “Technical Report on the Palmilla Gold Project, dated December 11, 2012, (the “Technical Report”) with the securities regulatory authorities referred to above;

2.

I further consent (a) to the filing of the Technical Report with any stock exchanges and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Petaquilla Minerals Ltd. on its company website or otherwise, and (c) to all other uses by Petaquilla Minerals Ltd. of the Technical Report or excerpts or summaries thereof in connection with its business; and

3.

I have read the written disclosure contained in the news release issued by Petaquilla Minerals Ltd. on October 30, 2012, and confirm that it fairly and accurately represents the information contained in the Technical Report that supports the disclosure.

Dated this 11th day of December 2012, at Brossard, Quebec.

/s/ Réjean Sirois

Réjean Sirois
Vice President, Geology and Resources
G Mining Services Inc.